RECEIVED

2009 NOV 18 A 8:02

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht.

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09047301

SUPPL

Our reference BB/jcd
Date November 2, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode Oktober 2009 and the Pricing Supplements of Oktober 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

11/18

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Rabobank Agri Commodities Monthly October

29-10-2009 | Other news

Wet conditions and harvest delays in the U.S have added to global supply pressure and soybeans futures prices rallying sharply. With the wheat market in an upside trend, confidence is not lacking. But, a crisis of confidence has swept through the sugar market which shows up in futures price dips. For October, the Rabobank Agri Commodities Monthly looks at the effects of global fundamentals, prices and gives an outlook for sugar, wheat, corn and soybeans.

Sugar

Domestic Brazilian prices have risen above export parity, threatening exports

Start of Indian harvest has been delayed

Volatility remains at elevated levels

After the breathtaking run□up in prices in recent months, a lull in the flow of bullish news prompted questions about demand, triggering something of a crisis of confidence to sweep through the market and a sharp dip in futures prices. However, the potential for more wet weather in Centre□South Brazil and further potential reductions in global production and export availability mean that the market is likely to receive support every time it rains in the region for the next two months.

Wheat

U.S. winter wheat plantings severely delayed

Rally in the first half of October priced U.S. out of world market

Fundamentals for world wheat remain burdensome

Global wheat fundamentals have turned more positive in recent weeks due to strengthening demand from importers and plantings delays in the U.S. However, Rabobank expects a correction in prices following the recent spike at some stage in the next couple of months. The trend is clearly to the upside at the moment, but we see current levels as unjustified and the U.S. is pricing itself out of world markets.

Corn

Severe U.S. harvest delays due to wet weather

Bearish trend in U.S. dollar supportive for corn prices

Corn needs to gain acreage in 2010/11, which should support prices long□term

Near□term prices will remain well supported while harvest delays and a weak U.S. dollar continue. However, supplies

from a near□record U.S. corn harvest will eventually begin to weigh on prices. Rabobank continues to believe that corn prices have reached a seasonal low and prices will remain well above long□term averages.

Soybeans

Harvest delays in the U.S. due to wet conditions

Chinese demand remains robust

Record large South American production forecast in 2009/10

The global soybean market is dominated by near□term supply tightness and expectations of a boom in supplies next season with record production forecast in the U.S., Brazil and Argentina. Such a contrast is causing significant uncertainty throughout the supply chain as growers still holding stocks look to maximise prices, while consumers are squeezed by a lack of new crop supplies.

Agri Commodities Monthly September

Food & Agribusiness Research

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The credit crisis and microfinancing

27-10-2009 | Other news

For the next few years, Frank Bakx will be working for the Rabobank Foundation in Rwanda. He says it is difficult to provide a clear answer to what impact the financial crisis is having on Africa. Based on practical experience and field work, Bakx looks at how the financial situation has affected microfinance institutions in Rwanda.

In 2008, the Rwandan economy continued to grow at a strong rate of more than 11%. This increase was driven by the agricultural sector that grew by 15% due to both volume and price effects connected with increasing food prices in the world market. Inflation was, however, also high during this period, reaching an official rate of 20% in 2008.

No recession for Rwanda
While growth is undoubtedly set to be more modest in 2009, Rwanda is not in recession. However, both the transit trade, which consists of the transshipment of minerals from East Congo, and exports of the country's main products of coffee and tea are being hit. In contrast, it appears that consumer spending is virtually unaffected.

Banks and microfinance institutions (MFIs) are noticing that consumers are saving less. The growth in savings, which had been substantial in recent years, has now come to a standstill. This is the greatest impact that the international crisis is having on the local economy in Rwanda.

Reluctant lenders
Financial institutions in Rwanda have also become more reluctant to provide loans. However, this reluctance is due to commercial reasons relating to a lack of liquid assets. While interest rates on loans have risen, credit interest rates have virtually not increased. The Rwandan government has introduced statutory measures to stimulate saving, particularly among the poorest segments of society. It remains to be seen whether these measures will produce meaningful effects in the short term.

Foreign investment
Foreign investment continues to be desperately needed, also for MFIs. The level of foreign investment has fallen during the current crisis despite the fact that the FMO extended a sizeable loan to Banque Populaire in Rwanda in May 2009.

Savings products for microfinancing institutions
This is why I am calling for the introduction of more diversified savings products at many MFIs. Most MFIs currently only offer fixed-term deposits and on-demand savings. Targeted savings for children's education, marriage or a dowry, old age and children's savings accounts are not part of the standard offering of MFIs. This is remarkable when you take into account that these savings products would all produce long-term assets that could be lent to customers.

Frank Bakx of the Rabobank Foundation plans on working in Rwanda for two or three years. Since January, he has served as a microfinancing adviser for Terrafina, an alliance of Rabobank Foundation, ICCO and Oikocredit. This alliance is committed to making microfinancing more accessible to disadvantaged rural populations in seven African

countries by providing concrete advisory and financial support to both cooperative and non-cooperative microfinance institutions.

Rabobank Foundation

Terrafina Microfinance

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Global Focus report: Australian Beef

20-10-2009 | Other news

Population and income growth will result in increased demand for beef and other meat products as the world emerges from the global financial crisis, says a Rabobank Global Focus report on Australian Beef. The report focuses on global beef market trends in Australian, Japan and the United States.

"We are likely to see growth taking place in an environment of rising demand, not just for meat products but for a range of commodities, including dairy, sugar and grains," says Rabobank analyst Wendy Voss.

Limited land available
With limited agricultural land available, the recovery in demand will possibly see a renewal of the 'battle for acres' which was seen in the agricultural sector worldwide in the lead up to the crisis.

"So with increased demand and limited land available, it is expected that cattle producers both in Australia and overseas will need to see farm gate prices rise in order to expand supply to match the expected growth in demand for beef," says Voss.

Australian beef
"Rainfall and the Australian dollar remain the 'X factor' in the short term, even with a recovery in global beef demand, a return to drought or a continuance in the high Australian dollar would delay the improvement in prices and margins for Australian producers," says the analyst.

In Japan, Australia's largest beef export market, unemployment reached record highs. The expected strong seasonal rise in beef demand in Japan in the second half of the year has failed to materialise, says Voss.

United States cow-calf producers
The Rabobank report says that while falling demand has affected the U.S. cattle industry, the grain price shocks experienced since 2006 have had an equal or even greater impact.

"The U.S. cattle industry has been particularly vulnerable to the volatile grain market. Cattle from U.S. feedlotters faced their third consecutive year of average losses on the back of surging grains and other input costs. After a decade of positive returns, the average margins for cow-calf producers also fell into negative territory last year," says Voss.

Press release Global Focus report - Australian Beef

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Poland food and agribusiness on the map

20-10-2009 | Other news

Rabobank and Bank BGZ launched the Poland Food & Agribusiness Map last week during the International FARMA Fairs in Poznan, Poland. The map is a visualisation of food and agribusiness production and trade in the Polish market.

"The map is of great interest for our Polish clients, but also for Dutch and international clients interested in the Polish market," says Peter van der Linden, Head of Rabobank's Food & Agribusiness Research Europe.

Polish markets
As represented on the map, Poland is an important agricultural player in the EU with 9% of agricultural land and 6% of value of agricultural production. In terms of volume, Poland accounts for 8% of the European production share of pork and milk (dairy), 11% of rapeseed, 17% of potatoes and 25% of apples. The main trade activities take place between Poland and Western European countries, with Germany as its biggest partner.

Positive trade balance
The flows on the map represent trade worth more than EUR 100 million in the four main food and agribusiness sectors in Poland, which are grains and oilseeds, livestock and meat, fruit and vegetables, and dairy.

Grains in Poland
In 2008, grains and oilseeds represented a great part of the Polish imports. Grain production in the 2007/08 season in Poland was low because of the drought which was reflected in record high grains and oilseeds prices on the world market.

Meat and vegetables
Poland imports a considerable amount of fruits and vegetables from Spain, Italy, Germany, Turkey and the Netherlands. At the same time, the country's exports of fruits and vegetables to Germany amounted to more than EUR 600 million. Germany, Denmark and the Netherlands are the main suppliers for the livestock and meat sector, while considerable quantities are exported to Germany, Italy, the United Kingdom, the Netherlands, Ukraine and the Czech Republic.

In 2008, the F&A trade balance for Poland showed a positive result of more than PLN 1 billion (about EUR 350 million).

Food & Agribusiness Research

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Ethanol helping fuel demand

20-10-2009 | Other news

The decline in grain prices witnessed over the last six months has improved the economic viability of the ethanol industry, says a Agri Commodity Research monthly report by Rabobank. The last 18 months have been difficult for the ethanol industry with continued high feedstock costs and depressed end-product prices straining profitability.

Ethanol in the U.S.
"U.S. ethanol producers spent the majority of 2008 and the first half of 2009 in the red, resulting in a reduction in feedstock demand due to the plant closures, mothballing and reduced running capacity," says Rabobank Agri Commodity Research analyst and report author Doug Whitehead.

Over the last three months, the economics of ethanol production in the U.S. has improved, as new crop-supply pressure has prompted a decline in U.S. corn prices relative to both crude oil and ethanol. The big question for the grains and oilseed markets is what effect the positive economics of ethanol production will have on corn demand, says the Agri Commodity report.

Improved economics
Improved ethanol economics are not restricted to the U.S. European Union ethanol capacity utilization is set to increase significantly in 2009/10.

"While ethanol constitutes only one part of the grains demand equation, current price relativities show a positive outlook for grain demand from the ethanol sector going forward. Given that market attention will begin to shift away from the supply side towards demand," says Whitehead.

Rabobank believes improved biofuel demand will help limit downside price potential and establish a floor for prices above long term averages.

Food & Agribusiness Research

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DSB Bank under emergency rule: huge consequences

12-10-2009 | Other news

In the Netherlands, DSB Bank has been placed under emergency rule. This was announced by the Dutch Central Bank on Sunday evening. Under the emergency rule, all of DSB's activities will be frozen with immediate effect.

The situation has huge consequences for DSB's clients and indirectly impacts other banks in the Netherlands. DSB's clients will be not be able to access their savings and current accounts.

Rabobank Chairman Piet Moerland reacted by saying, "We fully back the decision of the Dutch Central Bank and the Ministry of Finance. Rabobank regrets that no solution could be found other than the emergency rule. Together with other Dutch banks, Rabobank will attempt to find a good solution for DSB's current account holders as soon as possible."

DSB Bank background
DSB Bank is a fully licensed bank in the Netherlands providing mortgages, consumer loans, savings and insurance products to retail clients. The bank also has operations in Belgium, Germany and Slovenia. DSB Bank operates in the Dutch market under several brand names such as Frisia Financieringen, Lenen.nl, Postkrediet and Becam.

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Economic Research: Western Europe October

9-10-2009 | Other news

For the third quarter of 2009, the available economic data confirms that the big economies of the euro zone are past the worst of the economic downturn. But, although Germany and Spain will probably take a step further out of recession, a resumption for economic growth is not a 'done deal' yet in Spain and Italy. Rabobank Economic Research Department has produced monthly update reports for the largest euro zone economies.

Germany – To V, or not to V: that's the question?
The victory of the business-friendly "black-yellow" coalition is good news for the German economy. Now they can deliver on their promises in order to bolster the economy. Unemployment has so far remained in check only because of statistical manipulation and the government's short-shift scheme. The sudden drop in industrial production and retail sales is also another reminder that the recovery will not be V-shaped.

France – Weathering the storm
Partly due to the active role of the state in everyday economic life, the performance of the French economy during the crisis is remarkably better than that of most other industrialized countries. The slight positive growth in the second quarter was a pleasant surprise. However, the accompanying substantial budget deficits and rapidly rising private sector unemployment do present the bill of this economic strategy.

Italy – End of recession drawing closer
The Italian economy benefits from the global economic turnaround and the end to the recession seems to draw closer. Mind you, 'drawing closer' is not synonymous to 'done deal'.

Spain – Approaching a plateau
The available data for the 3rd quarter of 2009 gives a mixed picture of the state of the Spanish economy. The pace of economic contraction seems to be easing, yet the recession lingers on. The Spanish economy seems to be approaching a plateau, where the economy will cease to contract. It is uncertain if this plateau will be the bottom of this downturn, or just a temporary reprieve on the way down.

The Netherlands
The Dutch economy has benefited from the stabilisation of world trade. The contraction in the second quarter of this year at 1.1% (quarter-on-quarter) was accordingly less pronounced than the unprecedented contraction of 2.7% in the first quarter. International trade is providing something of a foothold but not much stability. After a substantial contraction in the current year, we can only conclude that the envisaged recovery will be meager in 2010.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world. In the near future, more economic research will be available online in English. The new Monthly Update for The Netherlands update will be added 4 November.

Related information

Economic Research - October Update Germany
Economic Research - October Update France
Economic Research - October Update Italy
Economic Research - October Update Spain
Economic Research - September Update The Netherlands

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Rabobank and IFC commit to sustainable banking

9-10-2009 | Other news

The sustainability of co-operative banks in the financial crisis was the topic of this year's Rabobank Duisenberg Lecture. In the lead up to the IMF World Bank meetings, Chief Executive Officer of International Finance Corporation (IFC) Lars Thunell spoke on 2 October in Istanbul, and signed a partnership with Rabobank.

Partnership with IFC
Prior to the Duisenberg Lecture, Rabobank and International Finance Corporation (IFC) signed a Letter of Understanding forming a partnership in the food and agribusiness sector.

"Rabobank's commitment to sustainable development makes it a natural partner for IFC and it reflects its history and structure as a co-operative bank. The financial crisis reminded us that the Wall Street model is not the only one. Co-operatives and mutual companies can play a very important role in the developing world, just as they have in the developed world," said IFC Chairman Lars Thunell.

The Duisenberg Lecture
The IFC is a member of the World Bank Group and promotes sustainable private sector development in developing countries. In his lecture, CEO Lars Thunell said finding the right balance between food production by meeting the needs of a growing world population and protecting the environment is a challenge for IFC as a multilateral investment bank and for private sector banks like Rabobank.

"We are all under increased scrutiny for the environmental and social performance of our investments. Society is demanding sustainability. The marketplace is demanding sustainability. Consumers want traceability to be confident food is safe and was not produced at the expense of a rainforest or a group of indigenous people," said Thunell.

Sustainable banking can help resolve some conflicts and challenges. Feeding the world will require new investment in farming methods, technologies, and dissemination of information. "We need investment in infrastructure to reduce the incredible amount of food that is wasted. We need better insurance products to help farmers. We can provide that financing and encourage others to invest," said the IFC Chairman Thunell.

Co-operative banking study
Along with the tradition of the Duisenberg Lecture, Rabobank published a report titled, 'Co-operative Banks in the New Financial System' studying the sustainable role of co-operatives globally. Rabobank Chairman of the Executive Board Piet Moerland presented the first copy to Lars Thunell.

"Co-operative banks, Rabobank included, are by no means immune to the financial turmoil we have experienced, but the cooperative banking system has proven its resilience withstanding a tough test. The co-operative banking model is viable with a promising future relevant to both developed and emerging countries," said Chairman Moerland.

Background of the Duisenberg Lecture
Now in its sixth year, the Duisenberg Lecture addresses topics close to the bank's heart as a leading food and agribusiness bank, and topics that are relevant to the international development agenda. The event is named after the late Dr. Wim Duisenberg, former President of the European Central Bank and Vice-Chairman of the Executive Board of Rabobank Nederland (1979-1981).

Related information

Article: Co-operative banks in the new financial system

Article: Rabobank present during IMF World Bank events

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Rabobank present during IMF World Bank events

8-10-2009 | Other news

The emerging economic recovery is still fragile and is surrounded by considerable uncertainties. Chairman of the Executive Board Piet Moerland reports that uncertainty is the general consensus of the leaders of the global financial and monetary world who met around the IMF World Bank annual meetings this week.

"The big question is whether the patient called the global economy will be able to stand on its own two feet once all the massive support operations have come to an end. In this respect, 2010 will be a decisive year," says Moerland.

Receiving compliments
During talks in Istanbul, Rabobank was acknowledged for its banking operations including co-operative identity, food & agribusiness profile, financial solidity and development banking.

"A recurring theme in my numerous discussions and meetings with representatives of commercial banks, co-operative banks and development banks was that people view Rabobank as a role model in many regards," says the Chairman.

"I often heard statements such as, 'We would also like to be and act like you'. Then inevitably followed the question, 'How can we develop our working relationship further?' I found these experiences both heart-warming and, at the same time, a little bit frightening," says Moerland.

Unique Group
The Executive Board Chairman felt that his Istanbul visit was exceptionally inspiring. "It has reinforced my belief that we form a unique Group that must continue on our current course with determination and decisiveness. The international recognition and regard for our organisation and our people constitutes a strong motivating force for all our employees worldwide and is naturally also vitally important for our members, customers and associates," says Moerland.

New stimulus
Moerland is looking forward to having the opportunity to contribute to the further development of the Rabobank Group and adds, "I believe it is crucially important to provide new stimulus for the mutual co-operation among our Group divisions."

"I am incredibly curious, and I assume all of you are as well, to find out what the state of the global economy will be when the next IMF World Bank annual meetings are held in Washington in October 2010." Moerland concludes decidedly, "In any case, let's work together to ensure that Rabobank will continue to strengthen its market positions."

Related articles

Article: Co-operative banks in the new financial system

Article: Rabobank and IFC commit to sustainable banking

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Co-operative banks in the new financial system

8-10-2009 | Other news

Modern co-operative banks must be entrepreneurial, cost-effective, efficient and businesslike organisations, says a new Rabobank study. The long history of co-operative banks shows that they can live up to these expectations. The report 'Co-operative Banks in the New Financial System' focuses on the direct and indirect effects of the crisis for European co-operative banks.

Today's banking industry is facing the effects of a deep economic recession and is set to suffer additional losses in credit portfolios. The crisis entails both clear opportunities and challenges for co-operative banks in the coming five years, says Hans Groeneveld, Rabobank advisor and main author of the report.

Banking model alternative
"By definition, the co-operative banking is not better than other banking models and past performance is no guarantee of future success," says Groeneveld. "Co-operative banks also suffered losses and incurred write-downs directly related to the financial crisis. But, they appear to have been hit less hard than other banks and they did not need large-scale government support."

The report also states, co-operative banking is not a solution for post-crisis banking in general, but should be viewed as an interesting alternative to the other banking models.

Developing countries and cooperative banks
Most co-operative banks were established more than a century ago in rural areas where people were deprived of financial services. According to the study, co-operative banks are well-equipped to help developing countries in setting up sustainable financial infrastructures, visibly contributing to economic and social development.

"With a presence in emerging or developing countries, co-operative banks can clearly demonstrate their 'presence value', which has become more difficult to show in Western countries," argues Groeneveld. "Microfinance is a natural fit for co-operative banks in emerging and developing countries and they should make it their business to claim this promising area of banking."

Banking winners
The winners emerging from the financial crisis will be those banks that are able to offer good products and services at fair prices with highly efficient operations in the long run, that put the customer first, and that are well-capitalised with moderate risk profiles.

"Organisations that come out of the financial crisis as winners, will be those that do what is required for survival, but also adapt to the realities of a new world," says Groeneveld.

The full Rabobank report was presented at the IMF World Bank meeting in Istanbul in October 2009. The co-operative

model is considered by many bankers as a role model. This study will also be used for other events like the annual meeting of the International Co-operative Alliance (ICA) in Geneva.

Related Information

Article: Rabobank present during IMF World Bank events

Article: Rabobank and IFC commit to sustainable banking

Rabobank report: Co-operative Banks in the New Financial System - October 2009

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Rabobank Farm & Ranch Survey shows U.S. farm income down

6-10-2009 | Other news

In a drastic downturn, fewer than 5 percent of U.S. farms saw an improvement in income this year, says a Rabobank Farm & Ranch Survey of U.S. farmer confidence.

"U.S. farmers and ranchers continue to take a consistently conservative position when anticipating future performance, irrespective of the recent market volatility," said John Ryan, President and CEO for Rabo AgriFinance in the U.S. "They understand the cyclical nature of the industry and can adjust their risk management strategy, purchasing decisions, and output to help weather this economic downturn."

Business Conditions
Regardless of acreage, U.S. producers are more distressed regarding their income. Approximately 40 percent believe their income will be worse next year, when compared with previous surveys. However, 27 percent of respondents have some optimism that their income will improve.

Nearly all farmers surveyed are concerned about price fluctuations. To manage that concern, 45 percent have implemented or plan on investing in risk management or marketing strategies.

Expansion plans
Of the farmers surveyed, 66 percent have no plans to purchase farm equipment. However, farms in operation for 40 years or more are planning to buy equipment compared to newer farms.

In terms of land purchases, 9 out of 10 farmers plan to keep farms the same size. The only change in land seems to be a slight increase in those who plan to sell land – 5 percent versus 2 percent in the survey earlier this year.

U.S. Farm & Ranch Survey
The study was conducted to gauge farmers' confidence among target farming regions in the United States. An independent survey company conducted 455 computer-assisted telephone interviews in the first half of August 2009. Farmers who owned or operated a farm grossing US$250,000 or more in one of three U.S. census regions – the Midwest, Southern and Western United States – were targeted.

Press Release - Rabobank Farm & Ranch Survey shows U.S. farm income down

U.S. Farm & Ranch Confidence Survey - August 2009

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2043A

TRANCHE NO: 3

NZD 50,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 (the "Notes")

(to be consolidated and form a single series with the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 10 July 2009 and the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 5 August 2009)

Issue Price: 101.995 per cent.

(plus 110 days' accrued interest from and including 10 July 2009 to but excluding 28 October 2009)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 28 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated 23 October 2009, relating to a recent development, which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2043A
	(ii)	Tranche Number:	3
			The Notes will be consolidated and form a single series with the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 10 July 2009 and the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 5 August 2009.
3	Specified Currency or Currencies:		New Zealand Dollar ("NZD")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 250,000,000
	(ii)	Tranche:	NZD 50,000,000
5	Issue Price:		101.995 per cent. of the Aggregate Nominal Amount (plus 110 days' accrued interest from and including 10 July 2009 to but excluding 28 October 2009)
6	(i)	Specified Denominations:	NZD 1,000

	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	28 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	10 July 2009
8	Maturity Date:		10 July 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	*Status of the Notes:*	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	10 July in each year
	(iii)	Fixed Coupon Amount:	NZD 62.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index *Modification*, Index Cancellation or Index Disruption Event (Condition	As set out in the Conditions

		7(*h*)) or (*f*) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	***Bearer Notes*** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes *in the limited circumstances specified in* the permanent Global Note. Upon issue of the Temporary Global Note, the Temporary ISIN and Temporary Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 *due 10 July 2014 issued on 10 July 2009 and the* Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 5 August 2009 and the ISIN and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Auckland, Wellington and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	*Other terms or special conditions:*	*So long as Bearer Notes are represented by a* temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	*Stabilising* Manager(s) (if any):	*Not Applicable*
	(iii)	Managers'	1.625 per cent. selling commission 0.25 per cent.

	Commission:	management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": **New Zealand** No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of EUR 1 = NZD 0.502283, producing a sum of (for Notes not denominated in Euro):	Euro 25,114,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note *Programme of* Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 28 October 2009. The Notes will be consolidated and form a single series with the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 10 July 2009 and the Issuer's NZD 100,000,000 6.25 per cent. Fixed Rate Notes 2009 due 10 July 2014 issued on 5 August 2009 which have been admitted to trading on the Luxembourg Stock Exchange's Regulated Market.
(iii) Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Nationala a Valorilor Mobiliare)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 51,001,780.82 (being the proceeds of NZD 50,060,000 plus 110 days' accrued interest of NZD 941,780.82)
(iii)	Estimated total expenses:	NZD 937,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.744 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	
	(a) Temporary ISIN Code:	XS0460379521
	(b) ISIN Code:	XS0437848038
(iii)	Common Code:	
	(a) Temporary Common Code:	046037952
	(b) Common Code:	043784803
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED

2009 NOV 18 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2003A
TRANCHE NO: 9

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") (to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 3 September 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 September 2009)

Issue Price: 99.195 per cent. plus 186 days' accrued interest from and including 23 April 2009 to but excluding 26 October 2009

TD Securities

The date of these Final Terms is 23 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 . The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009 and the supplemental Offering Circular dated October 23, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	9
			to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014

		issued on 10 August 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 3 September 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 September 2009
3	Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 625,000,000
	(ii) Tranche:	AUD 50,000,000
5	Issue Price:	99.195 per cent. of the Aggregate Nominal Amount plus 186 days' accrued interest from and including 23 April 2009 to but excluding 26 October 2009
6	(i) Specified Denominations:	AUD 1,000
	(ii) Calculation Amount:	AUD 1,000
7	(i) Issue Date:	26 October 2009
	(ii) Interest Commencement Date (if different from the Issue Date):	23 April 2009
8	Maturity Date:	23 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	23 April in each year
	(iii) Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked	As set out in the Conditions

		Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition

		17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.621469, producing a sum of (for Notes not denominated in Euro):	Euro 31,073,450
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 26 October 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 3 September 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 September 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,176,767.12 (including 186 days' accrued interest)
(iii)	Estimated total expenses:	AUD 949,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 12,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.199 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0423787711
(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA
(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s).	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2118A

TRANCHE NO: 1

TRY 75,000,000 9.50 per cent. Fixed Rate Notes 2009 due 22 January 2014

Issue Price of the A Notes (as defined below): 99.79 per cent.

Issue Price of the B Notes (as defined below): 100.83 per cent.

Rabobank International **RBC Capital Markets**

Deutsche Bank **KBC International Group**

The Royal Bank of Scotland **TD Securities**

Zurich Cantonalbank

The date of these Final Terms is 21 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2118A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 75,000,000
	(ii)	Tranche:	TRY 75,000,000 comprising TRY 50,000,000 in aggregate amount of A Notes (the "**A Notes**") and TRY 25,000,000 in aggregate amount of B Notes (the "**B Notes**").
5	Issue Price:		The Issue Price in respect of the A Notes is 99.79 per cent. of the Aggregate Nominal Amount of the A Notes The Issue Price in respect of the B Notes is 100.83 per cent. of the Aggregate Nominal Amount of the B Notes
6	(i)	Specified Denominations:	TRY 1,000
	(ii)	Calculation Amount:	TRY 1,000
7	(i)	Issue Date:	22 October 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year, commencing 22 January 2010 (first short coupon)
	(iii)	Fixed Coupon Amount:	TRY 95 per Calculation Amount, save as set out in Broken Amount hereunder
	(iv)	Broken Amount:	TRY 23.95 in respect of the first short coupon
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	***Floating Rate Note Provisions***		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition	As set out in the Conditions

		7(*h*)) or (*f*) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*l*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **KBC Bank N.V.** Havenlaan 12 B-1080 Brussels Belgium **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

		Zurich Cantonalbank Bahnhofstrasse 9 CH-8001 Zurich Switzerland
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	1.400 per cent. selling commission 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**Turkey** Each Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.463519 in respect of the A Notes and at	The aggregate principal amount in Euro of the A Notes is Euro 23,175,950 The aggregate principal amount in Euro of the B Notes is Euro 10,546,250

the rate of 0.462185 in respect of the B Notes producing a sum of (for Notes not denominated in Euro):

43 In the case of Notes listed on Euronext Amsterdam: Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 22 October 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 73,883,750
(iii)	Estimated total expenses:	TRY 1,218,750 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	The yield of the A Notes is 9.586 per cent. per annum The yield of the B Notes is 9.278 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of Investment and associated risks and other Information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of Investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(iv)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(v)	ISIN Code:	XS0458474383
(vi)	Common Code:	045847438
(vii)	German WKN-code:	Not Applicable
(viii)	Private Placement number	Not Applicable
(ix)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

(x)	Delivery:	Delivery against payment
(xi)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xii)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 21 October 2009 to 30 days from 22 October 2009, provided that the offer period in the relevant offer jurisdictions will not commence until these final terms have been filed with the relevant regulators and the completion of all other passporting requirements in the relevant offer jurisdictions.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	There are no pre-identified allotment criteria. The Managers will adopt allotment and/or application criteria in accordance with customary market practices and applicable laws and regulations and/or as otherwise agreed between them.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED

2009 NOV 18 A 8:45

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1658A

TRANCHE NO.: 3

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 (the "Notes")
(to be consolidated and form a single series with the Issuer's NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2008 due 2 February 2012 issued on 25 October 2008 and the Issuer's NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 issued on 16 June 2009)

Issue Price: 102.505 per cent.
(plus 262 days' accrued interest from and including 2 February 2009 to but excluding 22 October 2009)

Deutsche Bank **Rabobank International**

The date of these Final Terms is 20 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 31, 2006 and set forth in the Offering Circular dated May 31, 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 31, 2006. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Conditions and the Offering Circular dated May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Conditions. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Conditions and the Offering Circular dated May 8, 2009, contain all information that is material in the context of the issue of the Notes. The Offering Circulars dated May 31, 2006 and May 8, 2009 are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1658A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2006 due 2 February 2012 issued on 25 October 2006 and the Issuer's NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 issued on 16 June 2009) (the "**Existing Notes**")
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		102.505 per cent. of the Aggregate Nominal Amount plus 262 days' accrued interest from and including 2 February 2009 to but excluding 22 October 2009
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	22 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 February 2009

8	Maturity Date:		2 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 February in each year commencing on 2 February 2010 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	NOK 400 per NOK 10,000 in nominal amount and NOK 2,000 per 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual- ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note Upon issue of the Temporary Global Note, the Temporary ISIN Code, Temporary Common Code and Temporary German WKN-code will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B of these Final Terms Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with, and form a single series with, the Issuer's NOK 500,000,000 4.00 per cent. Fixed

		Rate Notes 2006 due 2 February 2012 issued on 25 October 2006 and the Issuer's NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 issued on 16 June 2009 and the Permanent ISIN Code, Permanent Common Code and Permanent German WKN-code will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B to these Final Terms
	New Global Notes	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Oslo subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	if syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Deutsche Bank AG, London Branch
	(iii)	Managers' Commission:	1.375 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.120401, producing a sum of (for Notes not denominated in Euro):	Euro 30,100,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised:

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 22 October 2009 The Existing Notes are admitted to trading on the Luxembourg Stock Exchange's regulated market
(iii) Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting

that the Offering Circular dated May 8, 2009 has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 259,903,083.19
(iii)	Estimated total expenses:	NOK 3,537,500 (comprising NOK 100,000 Lead Managers' expenses and NOK 3,437,500 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 2.846 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystems eligibility:		No
(ii)	(a)	Permanent ISIN Code:	XS0271639394
	(b)	Temporary ISIN Code:	XS0458197877
(iii)	(a)	Permanent Common Code:	027163939
	(b)	Temporary Common Code:	045819787
(iv)	Fondscode:		Not applicable
(v)	(a)	Permanent German WKN-code:	A0GZZW
	(b)	Temporary German WKN-code:	A1ANSM
(vi)	Private Placement number		Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(viii)	Delivery:		Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch)		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(vii)	**Manner and date in which results of the offer are to be made public:**	Not Applicable
(viii)	**Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:**	Not Applicable

EXECUTION VERSION

Dated 20 October 2009

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

as Issuer

and

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

and

DEUTSCHE BANK AG, LONDON BRANCH

SUBSCRIPTION AGREEMENT

in respect of
NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009
due 2 February 2012 (the "**Notes**")
(to be consolidated and form a single series with the Issuer's NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2006 due 2 February 2012 issued on 25 October 2006 and the Issuer's NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 issued on 16 June 2009)
issued under

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Linklaters

Ref: CJXW/NLS/SJIT

This Agreement is made on 20 October 2009 **between**:

(1) **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)** (the "**Issuer**"); and

(2) **COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)** and **DEUTSCHE BANK AG, LONDON BRANCH** ("**Deutsche Bank**") (together, the "**Joint Lead Managers**").

Whereas:

(A) The Issuer has entered into an amended and restated distribution agreement dated 8 May 2009 (the "**Distribution Agreement**") with the Dealers and the Arranger named in it in respect of the Euro 110,000,000,000 Global Medium-Term Note Programme (the "**Programme**") of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch.

(B) The Issuer proposes to issue NOK 250,000,000 4.00 per cent. Notes 2009 due 2 February 2012 (the "**Notes**") (to be consolidated and form a single series with the Issuer's NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2006 due 2 February 2012 issued on 25 October 2006 and the Issuer's NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 2 February 2012 issued on 16 June 2009) and the Joint Lead Managers wish to subscribe for such Notes.

It is agreed as follows:

1 Appointment

In accordance with Clause 13.3 of the Distribution Agreement, the Issuer appoints Deutsche Bank (the "**New Dealer**") as a Dealer under the Distribution Agreement for the purposes of the issue of the Notes only and not for any other Tranche or Series under the Distribution Agreement. The New Dealer accepts its appointment under the Distribution Agreement and as such the New Dealer is hereby vested with all the authority, rights, powers, duties and obligations of a Dealer under the Distribution Agreement as if the New Dealer had originally been named a Dealer in the Distribution Agreement, as set out in Clause 13.3 thereof. This Agreement shall, in relation to the New Dealer, be deemed to constitute the New Dealer's confirmation and agreement to perform and comply with the duties and obligations assumed by it under the Distribution Agreement on the terms set out in this Agreement.

2 Issue of the Notes

2.1 **Distribution Agreement:** The Notes shall be issued pursuant to Clause 2.2 of the Distribution Agreement and on the terms of Clauses 3, 5 to 10 (but not 9.1), 12, 13.3, 14, 16 and 17 of the Distribution Agreement as modified by this Agreement. Unless otherwise defined in this Agreement, terms defined in the Distribution Agreement shall have the same meaning in this Agreement. References in the Distribution Agreement to "**Notes**" and "**Dealers**" shall be construed as references to the Notes and the Joint Lead Managers, respectively, for the purposes of this Agreement.

2.2 **The Notes:** The Notes shall be in the form and have the terms set out in Schedule 2 to the Agency Agreement as supplemented by the Final Terms (the "**Final Terms**") dated the date of this Agreement relating to the Notes which the Issuer confirms it has prepared and

copies of which it authorises the Joint Lead Managers to distribute in connection with the offering and sale of the Notes.

2.3 **Agreement to Issue**: Subject to the terms and conditions of this Agreement, the Issuer agrees to issue the Notes on 22 October 2009 (the "**Closing Date**") or such later date not being later than 14 days after the Closing Date as the Issuer and the Joint Lead Managers may agree (the "**Issue Date**"), to the Joint Lead Managers in accordance with Clause 5. The Notes shall be issued at a price (the "**Issue Price**") equal to 102.505 per cent. of their nominal amount plus 262 days' accrued interest on the nominal amount from, and including, 2 February 2009 to, but excluding, 22 October 2009 plus accrued interest, if any, on the Notes from the Closing Date to the Issue Date, subject to the adjustments referred to in Clause 6.

2.4 **Publicity:** The Issuer confirms the arrangements made on its behalf by the Joint Lead Managers for announcements in respect of the Notes to be published on such dates and in such newspapers or other publications as it may agree with the Joint Lead Managers.

3 **Agreement by the Joint Lead Managers**

3.1 The Joint Lead Managers jointly and severally agree that they shall subscribe the Notes on the Issue Date, all on the terms set out herein.

4 **Conditions Precedent**

Clause 9.2 of the Distribution Agreement shall apply to the issue and subscription of the Notes.

5 **Closing**

5.1 **Issue of Notes:** At 10:00 a.m. (London time) (or such other time as may be agreed between Deutsche Bank, on behalf of the Joint Lead Managers, and the Issuer) on the Issue Date, the Issuer shall issue and deliver to the Joint Lead Managers or their order in such place as the Joint Lead Managers may reasonably require a temporary Global Note representing the Notes duly executed and authenticated.

5.2 **Payment:** Against such delivery the Joint Lead Managers shall pay or cause to be paid to the Issuer the net subscription moneys for the Notes (being the aggregate amount payable for the Notes calculated at the Issue Price less the commissions referred to in Clause 6 and the amount payable to the Joint Lead Managers under Clause 7). Such payment shall be made by the Common Depositary, on behalf of the Joint Lead Managers, in Norwegian Krone in immediately available funds to such Norwegian Krone account as shall be notified by the Issuer to the Joint Lead Managers, evidence of such payment taking the form of a confirmation by the Common Depositary that it has made the relevant payment to the Issuer.

6 **Commissions**

The Issuer shall pay to the Joint Lead Managers a combined management and underwriting commission of 0.20 per cent. of the nominal amount of the Notes and allow them a selling commission of 1.175 per cent. of the nominal amount of the Notes. Such commissions shall be deducted from the subscription moneys by the Joint Lead Managers prior to payment to the Issuer.

7 **Expenses**

The Issuer and the Joint Lead Managers have made a separate agreement as to the costs and expenses in connection with the issue of the Notes.

8 **Communications**

The telephone number, fax number, address and designated person of the Joint Lead Managers for the purposes of Clause 14 of the Distribution Agreement are:

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Telephone No:	+44 20 7664 9839
Fax:	+44 20 7809 3523
Attention:	MTN Desk

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Telephone No:	+44 20 7545 8000
Fax:	+44 20 7545 4455
Attention:	Syndicate Desk

9 **Selling Restrictions**

For the purposes of paragraph 3.1 of Schedule B to the Distribution Agreement, the applicable TEFRA exemption is D Rules.

10 **Governing Law and Jurisdiction**

10.1 This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the Netherlands.

10.2 The competent courts of Amsterdam, the Netherlands are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. These submissions are made for the benefit of each of the parties and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction. For the avoidance of doubt, this Clause 10.2 is governed by, and shall be construed in accordance with, the laws of the Netherlands.

11 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

This Agreement has been entered into on the date stated at the beginning.

The Issuer:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

By:

DEUTSCHE BANK AG, LONDON BRANCH

By:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL)

By its duly authorised attorney:

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2111A
TRANCHE NO: 1

EUR 20,000,000 Index linked Interest Notes 2009 due 17 October 2016 linked to the Dow Jones EURO STOXX 50® Index (the "Notes")

Issue Price: 100 per cent.

HSBC Bank Plc

The date of these Final Terms is 15 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2111A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	16 October 2009
	(ii)	Interest Commencement Date:	Not Applicable
8	Maturity Date:		17 October 2016
9	Domestic Note: (if Domestic		No

	Note, there will be no gross-up for withholding tax)	
10	Interest Basis:	Index Linked Interest Further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Note Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Applicable
	(i) Description of formula to be used for determining Rate(s) of Interest and Interest Amount:	Unless previously redeemed or purchased and cancelled in accordance with the Conditions, the amount of interest payable in respect of each Note on each Specified Interest Payment Date shall be an amount in the Specified Currency determined by the Calculation Agent in accordance with the following formula:

$$227\% \times \left[Max\left(\frac{S_i}{S_{initial}} - 102\%;0\%\right) - Max\left(\frac{S_i}{S_{initial}} - 105\%;0\right)\right]$$

Where:

"$S_{initial}$" means the Reference Level of the Index on the Index Valuation Date;

"S_i" means the mathematical average of the Reference Levels on the four (4) Valuation Dates in respect of each Specified Interest Payment Date

"Initial Fixing Date" means 2 October 2009;

(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	HSBC Bank Plc
(iii)	Index:	Dow Jones EURO STOXX 50® Index (Bloomberg code: SX5E)
	Sponsor:	STOXX Limited
	Exchange:	In respect of each security comprising the Dow Jones EURO STOXX 50® Index, the exchange or quotation system on which such security is listed (for the avoidance of doubt, where such security has more than one listing, "Exchange" shall mean the exchange or quotation system used by the Index Sponsor when calculating the Dow Jones EURO STOXX 50® Index), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Dow Jones EURO STOXX 50® Index has temporarily relocated
	Related Exchange	All Exchanges
(iv)	Index Valuation Date:	Means each date as specified in the table below

i	Index Valuation Date$_i$
1.	13 Sept 2010, 20 Sept 2010, 27 Sept 2010, 04 Oct 2010
2.	12 Sept 2011, 19 Sept 2011, 26 Sept 2011, 03 Oct 2011
3.	12 Sept 2012, 19 Sept 2012, 26 Sept 2012, 03 Oct 2012
4.	12 Sept 2013, 19 Sept 2013, 26 Sept 2013, 03 Oct 2013
5.	12 Sept 2014, 19 Sept 2014, 26 Sept 2014, 03 Oct 2014
6.	14 Sept 2015, 21 Sept 2015, 28 Sept 2015, 05 Oct 2015
7.	12 Sept 2016, 19 Sept 2016, 26 Sept 2016, 03 Oct 2016

(v)	Valuation Time:	Condition 1(a) applies
(vi)	Provisions for determining Rate(s) of Interest and Interest Amount where calculation by reference to Index and/or Formula and or other variable is impossible or impracticable:	Not Applicable
(vii)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging
(viii)	Interest Period(s):	Not Applicable
(ix)	Interest Period Date(s):	Not Applicable
(x)	Specified Interest Payment Dates:	i Specified Interest Payment Date 1) 17 October 2010 2) 17 October 2011 3) 17 October 2012 4) 17 October 2013 5) 17 October 2014 6) 17 October 2015 7) 17 October 2016
(xi)	Business day Convention:	Modified Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(*a*)):	TARGET
(xiii)	Minimum Rate of Interest:	0 per cent. per annum
(xiv)	Maximum Rate of Interest:	Not Applicable
(xv)	Day Count Fraction (Condition 1(*a*)):	Not Applicable
(xvi)	Correction of Index Levels	Correction of Index Levels does not apply and the Reference Level shall be calculated without regard to any subsequently published correction
(xvii)	Such other additional terms or provisions as may be required:	Not Applicable

20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	EUR 50,000 per Calculation Amount
25	Final Redemption Amount (Equity Linked Redemption Notes) of Each Note	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes) of Each Note	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment	No

	Dates (Condition 7(*c*)):	
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system
DISTRIBUTION			
36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank Plc 8 Canada Square London E14 5HQ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable
GENERAL			
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from STOXX Limited. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by STOXX Limited, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 16 October 2009 with effect from 16 October 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,605

2 Ratings

Rating: The long term senior debt of Rabobank has been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the Commission de surveillance du secteur financier in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0456905552
(iii)	Common Code:	45690555
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	HSBC Bank Plc 8 Canada Square London E14 5HQ United Kingdom

6 General

Not Applicable

ANNEX

(this annex forms part to the Final Terms to which it is attached)

Index Disclaimers

STATEMENTS REGARDING THE DOW JONES EURO STOXX 50^{SM} INDEX

The following statement is required by the licensor of the Dow Jones EURO STOXX® 50 Index:

STOXX Limited ("STOXX") and Dow Jones & Company, Inc. ("Dow Jones") have no relationship to the Issuer other than the licensing of the Dow Jones EURO STOXX® 50 Index and the related trademarks for use in connection with the Notes.
STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX® 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
  - The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX® 50 Index, and the data included in the Dow Jones EURO STOXX® 50 Index;
  - The accuracy or completeness of the Dow Jones EURO STOXX® 50 Index and its data;
  - The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX® 50 Index and its data;
- STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX® 50 Index or its data;
- Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

RECEIVED

2009 NOV 18 A 8:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 2013A

TRANCHE NO: 6

NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009 and the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009)

Issue Price: 102.00 per cent. (plus 133 days' accrued interest from and including 29 May 2009 to but excluding 9 October 2009)

TD Securities

The date of these Final Terms is 7 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	6
3		Specified Currency or Currencies:	Norwegian Krone ("NOK")
4		Aggregate Nominal Amount:	
	(i)	Series:	NOK 2,500,000,000
	(ii)	Tranche:	NOK 250,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009 and the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009
5		Issue Price:	102.00 per cent. of the Aggregate Nominal Amount plus 133 days' accrued interest from and including 29 May 2009 to but excluding 9 October 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000

7	(i) Issue Date:		9 October 2009
	(ii) Interest Commencement Date:		29 May 2009
8	Maturity Date:		29 May 2013
9	Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	29 May in each year, commencing 29 May 2010 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition *1(a)*):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same *(if required or if different from that set out in the Conditions)* on redemption (a) *on the occurrence of an event of* default (Condition 13) *or (b) for* illegality (Condition 7(*j*)) *or* (c) *for* taxation reasons (Condition 7(c)), *or* (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event *(if applicable)* (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	*No*

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager	Not Applicable

	(iii) Managers' Commission:	Total Commission of 1.625 per cent. (0.225 per cent. combined management and underwriting commission and 1.400 per cent. selling concession)
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions.	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 0.118350, producing a sum of:	Euro 29,587,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 9 October 2009. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009 and the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of

approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 254,518,635.62 (including 95 days' accrued interest)
(iii)	Estimated total expenses:	NOK 4,125,000 (comprising NOK 62,500 Managers' expenses and NOK 4,062,500 selling concession and a combined management, and underwriting commission)

6 Yield

Indication of yield:	3.401 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0429483224
(iii)	Common Code:	042948322
(iv)	German WKN-code:	A1AGZP
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2076A
TRANCHE NO: 2
NOK 500,000,000 4.25 per cent. Notes 2009 due 2 September 2014 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009)

Issue Price: 102.075 per cent. (plus 37 days' accrued interest from and including 2 September 2009 to but excluding 9 October 2009).

Rabobank International **RBC Capital Markets**

The date of these Final Terms is 7 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2075A
	(ii)	Tranche Number:	2
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)		to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,250,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		102.075 per cent. of the Aggregate Nominal Amount plus 37 days' accrued interest from and including 2 September 2009 to but excluding 9 October 2009
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	9 October 2009
	(ii)	Interest Commencement Date (if different from the	2 September 2009

	Issue Date):		
8	Maturity Date:		2 September 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 September in each year commencing on 2 September 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	NOK 425 per Calculation Amount
	(iv)	Broken Amount:	Not applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable)	As set out in the Conditions

		(Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or

any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.118535, producing a sum of (for Notes not denominated in Euro):	Euro 59,267,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the NOK 750,000,000 4.25 per cent. Notes 2009 due 2 September 2014 issued on 2 September 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Naţională a Valorilor Mobiliare*) in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of *the Notes has an interest material to the offer.*

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 503,154,109.59 (including 37 days' accrued interest)
(iii)	Estimated total expenses:	NOK 9,375,000 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	3.776 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0448022102
(iii)	Common Code:	044802210
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 1 October 2009 to 30 days from 9 October 2009, provided that the offer period in the relevant offer jurisdictions will not commence until these final terms have been filed with the relevant regulators and the completion of all other passporting requirements in the relevant offer jurisdictions.
(ii)	Description of the application process:	Not applicable
(iii)	Description of possibility to reduce subscriptions:	Not applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1980A
TRANCHE NO: 8

CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 1 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009 and the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 September 2009)

Issue Price: 102.25 per cent. (plus 218 days' accrued interest from and including 2 March 2009 to but excluding 6 October 2009)

TD Securities

The date of these Final Terms is 2 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are contracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1980A
	(ii)	Tranche Number:	8
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009, and the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009 and the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 September 2009
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")

4	Aggregate Nominal Amount:			
	(i)	Series:	CAD 475,000,000	
	(ii)	Tranche:	CAD 50,000,000	
5	Issue Price:		102.25 per cent. of the Aggregate Nominal Amount plus 218 days' accrued interest from and including 2 March 2009 to but excluding 6 October 2009	
6	(i)	Specified Denominations:	CAD 1,000	
	(ii)	Calculation Amount:	CAD 1,000	
7	(i)	Issue Date:	6 October 2009	
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 March 2009	
8	Maturity Date:		2 March 2012	
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No	
10	Interest Basis:		2.50 per cent. Fixed Rate (Further particulars specified below)	
11	Redemption/Payment Basis:		Redemption at par	
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable	
13	Put/Call Options:		Not Applicable	
14	(i)	Status of the Notes:	Senior	
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable	
15	Method of distribution:		Non-Syndicated	

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 March in each year commencing on 2 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	CAD 25.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	***Zero Coupon* Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(*i*)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) *on redemption* (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of *Equity* Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an	As set out in the Conditions

		Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	*Bearer Notes* Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. The Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. The Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other

		offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.630058, producing a sum of (for Notes not denominated in Euro):	Euro 31,502,900
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 6 October 2009 The Notes are to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009 and the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 September 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Finanssivalvonta (Fiva)* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 51,176,575.34
(iii)	Estimated total expenses:	CAD 695,000 (comprising a combined management, selling and underwriting commission of CAD 687,500 and CAD 7,500 expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.537 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0414401801
(iii)	Common Code:	041440180
(iv)	German WKN-code:	A0T644
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2103A

TRANCHE NO: 1

GBP 350,000,000 Floating Rate Notes 2009 due 7 October 2010 (the "Notes")

Issue Price: 100.00 per cent.

RBC Capital Markets

The date of these Final Terms is 2 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	*(i)*	*Series Number:*	2103A
	(ii)	*Tranche Number:*	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 350,000,000
	(ii)	Tranche:	GBP 350,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	7 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		7 October 2010
9	*Domestic Note:* (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month GBP-LIBOR - 0.05 per cent. Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	7 January 2010, 7 April 2010, 7 July 2010 and the Maturity Date, subject to adjustment in accordance with the Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		- Reference Rate:	3 Month GBP-LIBOR

		- Interest Determination Date:	The first day of each interest period
		- Relevant Screen Page:	Reuters LIBOR01
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s): [+/-]	-0.05 per cent. per annum
	(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365 (f)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from	As set out in the Conditions

	that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified *in the permanent Global Note.*
	New Global Notes	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons *mature*):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) *If syndicated, names* and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London, EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.090000, producing a sum of (for Notes not denominated in Euro):	EUR 381,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 935

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation 'yes' simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN Code:	XS0455664713
(iii)	Common Code:	045566471
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

NOTICE OF PRINCIPAL AMOUNT AND NOTICE OF RESULTS OF OFFER

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

SERIES NO: 2101A
TRANCHE NO: 1
Up to EUR 1,000,000,000 Floating Rate Notes 2009 due October 2015 (the "Notes")

under the

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

ISIN XS0455699263

This notice is given by Banca IMI S.p.A. (the "**Lead Manager**") pursuant to Part A, paragraph 4 and Part B, paragraph 12 of the Final Terms published by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "**Issuer**") in connection with the issue of the Notes referred to above and dated 2 October 2009. The Lead Manager hereby gives notice that:

(i) At the end of the Offer Period, purchase application were presented by an aggregate number of 9,705 investors for an aggregate number of 202,596 Notes of EUR 1,000 Specified Denomination each and for an aggregate principal amount of EUR 202,596,000;

(ii) All requested Notes have been allotted;

(iii) The Aggregate Nominal Amount of the Series and of the Tranche is therefore EUR 202,596,000.

Terms used herein and not otherwise defined shall have the same meaning ascribed to them in the Final Terms relating to the Notes.

28 October 2009

Banca IMI S.p.A.

[signature]

Signed on behalf of the Issuer
By: S.J. Baars
Duly authorised

S.J. Baars

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2101A
TRANCHE NO: 1
Up to EUR 1,000,000,000 Floating Rate Notes 2009 due October 2015 (the "Notes")

Issue Price: 100 per cent.

Banca IMI

The date of these Final Terms is 2 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2101A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	The Aggregate Nominal Amount of the Series will not exceed EUR 1,000,000,000, as determined at the end of the Offer Period (as defined herein). Banca IMI S.p.A. as Lead Manager (the "**Lead Manager**") has undertaken to procure that the final Nominal Amount will be announced on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and on the website of the Lead Manager (*www.bancaimi.com*) no later than two TARGET Business Days prior to the Issue Date.
	(ii)	Tranche:	The Aggregate Nominal Amount of the Tranche will not exceed EUR 1,000,000,000 as determined at the end of the Offer Period.
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount

6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	30 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Interest Payment Date falling in or nearest to 30 October 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Six (6) month EURIBOR + 0.05 per cent. Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	30 October and 30 April in each year, commencing on 30 April 2010 up to and including 30 October 2015, subject to adjustment in accordance with the Business Day Convention specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable

	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		– Reference Rate:	Six (6) month EURIBOR
		– Interest Determination Date:	Two TARGET Business Days prior to the commencement of each Interest Period
		– Relevant Screen Page:	Reuters page EURIBOR01
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.05 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days	No

	other than Interest Payment Dates (Condition 7(*c*)):	
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Banca IMI S.p.A.** P. Giordano dell'Amore 3 20121 Milan Italy **Intesa Sanpaolo S.p.A.** Piazza San Carlo 156 10121 Torino Italy **Banca CR Firenze S.p.A.** via Bufalini 6 50122 Firenze Italy **Banca dell'Adriatico S.p.A.** Via Gagarin 216 61100 Pesaro Italy **Banca di Trento e Bolzano S.p.A.** Via Mantova 19 38100 Trento Italy **Banca di Credito Sardo S.p.A.** Viale Bonaria 09125 Cagliari Italy **Banca Prossima S.p.A.** Via Monte di Pietà 8 20121 Milano Italy

Banco di Napoli S.p.A.
Via Toledo 177
80132 Napoli
Italy

Cassa dei Risparmi di Forlì e della Romagna S.p.A.
Corso della Repubblica 14
47100 Forlì
Italy

Cassa di Risparmio del Friuli Venezia Giulia S.p.A.
Corso Giuseppe Verdi 104
34170 Gorizia
Italy

Cassa di Risparmio del Veneto S.p.A.
Corso Garibaldi 22/26
35122 Padova
Italy

Cassa di Risparmio della Provincia di Viterbo S.p.A.
Via Mazzini 129
Viterbo
Italy

Cassa di Risparmio della Spezia S.p.A.
Corso Cavour 80
19121 La Spezia
Italy

Cassa di Risparmio di Ascoli Piceno S.p.A.
Corso Mazzini 190
63100 Ascoli Piceno
Italy

Cassa di Risparmio di Città di Castello S.p.A.
Piazza Matteotti 1
06012 Città di Castello (Perugia)
Italy

Cassa di Risparmio di Civitavecchia S.p.A.
Corso Centocelle 42
00053 Civitavecchia
Italy

Cassa di Risparmio di Foligno S.p.A.
Corso Cavour,36
06034 Foligno (PG)
Italy

Cassa di Risparmio di Pistoia e Pescia S.p.A.
Via Roma 3
51100 Pistoia
Italy

Cassa di Risparmio di Rieti S.p.A.
Via Garibaldi 262
02100 Rieti
Italy

Cassa di Risparmio di Spoleto S.p.A.
Via F. Cavallotti 6
06049 Spoleto
Italy

Cassa di Risparmio di Terni e Narni S.p.A.
Corso Tacito 49
05100
Italy

Cassa di Risparmio di Venezia S.p.A.
San Marco 4216
30124 Venezia
Italy

Cassa di Risparmio in Bologna S.p.A.
via Farini 22
40124 Bologna
Italy

(with the exception of Banca IMI S.p.A., the "**Placing Managers**")

	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.65 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	*Applicable TEFRA exemption:*		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,820

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva) in* Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, (*Commission de Surveillance du Secteur Financier CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the offer

Save as disclosed in the Offering Circular and save for any fees payable to the Managers, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not applicable

6 **Yield** *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 **Historic interest rates** *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters.

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*)

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational Information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	*ISIN Code:*	XS0455699263
(iii)	Common Code:	045569926
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Applicable

(i)	Time period during which the offer is open:	The offer of the Notes will be opened by the Managers to the public in the Italian Republic from 9:00 a.m. (Central European Time) on 6 October 2009 to the earlier of (i) 4.30 p.m. (Central European Time) on 27 October 2009 and *(ii) the date on which the aggregate* subscribed principal amount of the Notes is equal to EUR 1,000,000,000, subject to extension or early close (the **"Offer Period"**). The Notes are being offered to the public in the Italian Republic pursuant to articles 17 and 18 of *the Prospectus Directive and the implementing* provisions in the Italian Republic. Qualified investors, as defined in Article 2 of the Prospectus Directive are allowed to subscribe Notes. The offer may be extended, or may be closed earlier, in the discretion of the Lead *Manager, after consultation with the Issuer, in* which case the Lead Manager has undertaken a notice will be published on the Lead Manager's website (*www.bancaimi.com*) and submitted to the Luxembourg Stock Exchange for publication on its website (*www.bourse.lu*). The Lead Manager may, in certain circumstances, upon notice to the Issuer, revoke and withdraw the offer prior to payment of the subscription monies to the Issuer, in which case a notice will be published on the Lead Manager's website (*www.bancaimi.com*) and submitted to the Luxembourg Stock Exchange for publication on its website (*www.bourse.lu*). Upon revocation and withdrawal of the offer all subscription applications will become void and of no effect
(ii)	Description of the application process:	During the Offer Period, prospective subscribers may apply to subscribe Notes at the Issue Price during normal Italian banking hours exclusively at the offices of any Placing Manager by filling in, duly executing and delivering a specific acceptance form (*scheda di adesione*). Such acceptance forms will be available at the offices of each Placing Manager. There is no limit to the number of acceptance forms which may be submitted by a prospective subscriber to the same or different Placing Managers.

		Subscription requests may be revoked by potential investors making a specific request at the offices of the Placing Manager which received the relevant subscription forms, up to and including the last day of the Offer Period, as amended in the event of an early closure of the Offer Period. Once the Offer Period has expired, the subscription of the Notes is irrevocable. Subject as provided under 12(ix) below all of the Notes during the Offer Period will be assigned until reaching the maximum amount of the offer destined to prospective Noteholders. In the event that, during the Offer Period, the requests exceed the amount of the offer destined to prospective Noteholders equal to a maximum of EUR 1,000,000,000, the Lead Manager shall proceed to terminate the Offer Period early and the Placing Managers will immediately suspend the acceptance of further requests. Early closure of the Offer will be effective upon publication of the notice referred to in 12(i) above.
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	The Notes may be subscribed in a minimum amount of EUR 1,000. There is no maximum amount of application.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified by the Placing Managers of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys
(vii)	Manner and date in which results of the offer are to be made public:	The Aggregate Nominal Amount of the Tranche, which will not exceed EUR 1,000,000,000, will be made public no later than two TARGET Business Days prior to the Issue Date. It is expected that the means of publication will be by posting on the website of the Luxembourg Stock Exchange (*www.bourse.lu*) and on the website of the Lead Manager (*www.bancaimi.com*)
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of	Not Applicable

	subscription rights and the treatment of subscription rights not exercised:	
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made	Upon the close of the Offer Period in the event that more than the maximum amount of the Notes is subscribed, the Lead Manager will allot *the Notes to potential subscribers* in chronological order of subscription and each Placing Manager will notify potential subscribers of the amount of the Notes to be assigned to them. No dealing is expected to begin before the Issue *Date*.

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Up to Euro 1,650,000,000 2.68 per cent. Fixed Rate Notes 2009 due 30 October 2015 (the 'Notes') (ISIN Code: XS0453676735)
pursuant to the EUR 110,000,000,000 Global Medium-Term Note Programme

Reference is made to the Final Terms dated 29th of September 2009 (the **Final Terms**) relating to the Notes to be issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the **Issuer**).

Under the Terms and Conditions of the Notes, the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the offer period. It further reserved the right to increase or decrease the Issue Price of the Notes depending on general market conditions subsequent to the end of the offer period. In accordance with these rights, the Issuer has decided to decrease the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the definitive Aggregate Nominal Amount of the Notes is EUR 359,444,000 and that the Issue Price is 100 per cent. of the Aggregate Nominal Amount.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 8 May 2009 and the supplemental Offering Circular dated 23 October 2009.

Date: 29 October 2009

Final Terms **Rabobank**

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2095A
TRANCHE NO: 1
Up to Euro 1,650,000,000 2.68 per cent. Fixed Rate Notes 2009 due October 30, 2015

(the "**Notes**")

Issue Price: 100 per cent.

The date of these Final Terms is September 29, 2009

The Offering Circular referred to below (as completed by this Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (b) below, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a **Relevant Member State**) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(a) in circumstances in which no obligation arises for the Issuer, the Lead Manager, the Manager of the Placement Network or any Distributor to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(b) in the Public Offer Jurisdiction specified herein, provided such person is one of the persons mentioned in item 37 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor the Lead Manager nor the Manager of the Placement Network has authorised, nor do each of them authorise, the making of any offer of the Notes in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the **Offering Circular**) dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu and from Distributor's web-sites.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the **Offeror**)
2	(i)	Series Number:	2095A
	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:	Euro
4	Aggregate Nominal Amount:	Up to Euro 1,650,000,000. The Aggregate Nominal Amount of the Notes will depend on the amount of the Notes subscribed for during the Offer Period (as defined in item 12 (i) of Part B). It is anticipated that the final Aggregate Nominal Amount of the Notes to be issued on the Issue Date will be published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date.
	(i) Series:	Up to Euro 1,650,000,000.
	(ii) Tranche:	Up to Euro 1,650,000,000.

5 Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	On the basis of (A) the placement commission, (B) the structuring commission, (C) the charges relating to the management of the market risk for the preservation of the offer conditions, and (D) the value of the bond component, the Issue Price for the Notes may be broken down as follows:
	Issue Price 100,00% Placement commission 2.90% Structuring commission 0.40% Charges relating to the management of the market risk for the preservation of the offer conditions 0.58% Value of the bond component 96.12%
	See further item 4 of Part B below.
	The above values are calculated as of September 15, 2009.
	Value of the bond component:
	The value of the bond component is represented by a security paying annual coupon equal to 2.68 per cent. of the Aggregate Nominal Amount of the Notes (with interest calculation basis 30/360, unadjusted) and redeeming at par on the Maturity Date.
	The secondary market price of the Notes may be different from the Issue Price in particular taking into account that, as described above, the Issue Price includes, in addition to the bond component, other components (commissions and costs). The secondary market price may move on an ongoing basis in accordance with the financial characteristics of the Notes and market conditions then prevailing.
6 (i) Specified Denominations:	Euro 1,000
(ii) Calculation Amount:	Euro 1,000
7 (i) Issue Date:	October 30, 2009
(ii) Interest Commencement Date:	Not Applicable
8 Maturity Date:	October 30, 2015
9 Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10 Interest Basis:	2.68 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated. The Notes will be distributed in Italy by way of a public offer through the Distributors. For the avoidance of doubt, the Issuer will act as Lead Manager (*Responsabile del Collocamento*) (as defined under article 93-bis of the Financial Services Act as defined below) but will not act as Distributor (as defined below) and will not place any Notes to the public in the Republic of Italy (**Italy**). Pursuant to a distribution agreement entered into between Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Bayerische Hypo- und Vereinsbank AG, acting through its Milan Branch and certain distributors (of which some are appointed as distributors for this issue), for this offer the following roles will be covered by the entities reported below.

	Lead Manager (*Responsabile del Collocamento*): - Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18, 3521 CB Utrecht, the Netherlands **Manager of the Placement Network:** - Bayerische Hypo- und Vereinsbank AG, acting through its Milan Branch, via Tommaso Grossi 10, 20121 Milan, Italy **Distributors (and respectively each a Distributor):** - UniCredit Banca S.p.A., Via Zamboni 20, 40126 Bologna (www.unicreditbanca.it); – UniCredit Banca di Roma S.p.A., Via Tupini 180, 00144 Rome (www.bancaroma.it); – Banco di Sicilia S.p.A., Via Generale Magliocco 1, 90100 Palermo (www.bancodisicilia.it), - FinecoBank S.p.A., Piazza Durante no. 11, Milan, Italy (www.fineco.it); - UniCredit Private Banking S.p.A., Via Arsenale 21, 10121 Torino (www.unicreditprivate.it). The Notes will be placed into Italy without any underwriting commitment by the Distributors and no undertakings have been made by third parties to guarantee the subscription of the Notes. See further item 12 of Part B below.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	2.68 per cent. gross per annum payable annually in arrear
(ii)	Interest Payment Date(s):	October 30 in each year from (and including) October 30, 2010 to (and including) the Maturity Date
(iii)	Fixed Coupon Amount:	Euro 26.8 per Calculation Amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed	Not Applicable

	Rate Notes:	
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	Euro 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an	As set out in the Conditions

	Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Commission:	A placement commission perceived by the Distributors through the Manager of the Placement Network is 2.90 per cent. of the Aggregate Nominal Amount placed by each of them, embedded in the Issue Price of the Notes. A structuring commission and charges relating to the management of the market risk for the preservation of the offer conditions perceived by the Manager of the Placement Network are respectively 0.40 per cent and 0.58 per cent. of the Aggregate Nominal Amount embedded in the Issue Price of the Notes. See item 5 above and item 4 of Part B below.

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Croeselaan 18, 3521 CB Utrecht, The Netherlands. For the avoidance of doubt, the Dealer will not act as Distributor and will not place any Notes to the public in Italy.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	See item 12 of Part B below

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to offer, list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from the Issue Date. Application will be made within 3 months after the Closing Date of the Offer Period by the Manager of the Placement Network (under its responsibility) for the Notes to be admitted to trading on the multilateral trading facility EuroTLX (managed by TLX S.p.A., a company participated by UniCredit S.p.A., the Holding Company of UniCredit Group). The Issuer is not a sponsor of, nor is it responsible for, the admission and trading of the Notes on the EuroTLX and no assurance can be given that any such application will be successful.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,820

2 Ratings

Rating: Senior Notes issued under the Programme have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Ratings Ltd. an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commissione Nazionale per le Società e la Borsa* (CONSOB, the Italian Securities Exchange Commission) and the *Commission de Surveillance du Secteur Financier* in Luxembourg (CSSF) with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

No offer of Notes to the public may be made in any Relevant Member State, other than Italy, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Except for (i) the information contained in the Offering Circular, and (ii) the information indicated below (for which the Manager of the Placement Network assumes sole responsibility), and in particular, the structuring commission, the charges relating to the management of the market risk for the preservation of the offer conditions as well as the placement commissions embedded in the Offer Price, as described in Item 5, Part A above, the Issuer is not aware of any conflict of interests with reference to the offer and/or trading of the Notes.

Bayerische Hypo-und Vereinsbank AG, Milan Branch, (the **Manager of the Placement Network**) and the Distributors, UniCredit Banca S.p.A., UniCredit Banca di Roma S.p.A., Banco di Sicilia S.p.A., FinecoBank S.p.A. and UniCredit Private Banking S.p.A., entities belonging to the UniCredit Banking Group, are directly or indirectly in a position of conflict of interests towards the investors as they belong to the same banking group (the UniCredit Group). With respect to the placement activity, the Manager of the Placement Network acts also as structurer and counterparty of the hedging agreement entered into by the Issuer.

With reference to such transaction, the Manager of the Placement Network and the Distributors will perceive, respectively, a structuring commission equal to 0.40 per cent., together with further charges relating to the management of the market risk for the preservation of the offer conditions equal to 0.58 per cent. and a distribution fee equal to 2.90 per cent. of the Nominal Value of the Notes. Therefore the total estimated amount of fees and costs relating to the Notes will be equal to 3.88 per cent. and such amount will be embedded in the Offer Price of the Notes.

With respect to the trading of the Notes on the Multilateral Trading Facility EuroTLX®, that will be requested by the Manager of the Placement Network within three months from the closing of the offer, it should be noted that such Multilateral Trading Facility is managed and organized by TLX S.p.A., a company participated by UniCredit S.p.A., the Holding Company of UniCredit Group. It should be noted also that Bayerische Hypo-und Vereinsbank AG, Milan Branch, the Manager of the Placement Network, acts as market maker on the EuroTLX.

The Manager of the Placement Network and each Distributor, in its role as intermediary, will inform its clients and provide the relevant details of any further fees, charges, events or other information relevant for their investment decision in the Notes, in accordance with any law and regulation applicable to such intermediary's activity.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business

(ii)	Estimated net proceeds	Up to EUR 1,650,000,000. The net proceeds will depend on the outcome of the Offer. It is anticipated that the effective net proceeds will be published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date. For the avoidance of doubt, the estimated net proceeds reflect the proceeds to be received by the Issuer on the Issue Date. They are not a reflection of the fees perceived by the Manager of the Placement Network and the Distributors.
(iii)	Estimated total expenses:	See item 1(iii) of Part B

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.68 per cent. gross per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes
(ii)	ISIN Code:	XS0453676735
(iii)	Common Code:	045367673
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment. See item entitled "*Method and time limit for paying up the securities and for delivery of the*

		securities" in Item 12 (vi) below for further details.
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Terms and Conditions of the Offer:		Applicable
(i)	Time period during which the offer is open:	The Notes will be offered at the Issue Price (of which 2.90 per cent. of the Aggregate Nominal Amount is represented by a placement commission, 0.40 per cent. of the Aggregate Nominal Amount is represented by a structuring commission and 0.58 per cent. of the Aggregate Nominal Amount is represented by charges relating to the management of the market risk for the preservation of the offer conditions, perceived by the Manager of the Placement Network and the Distributors). See further item 5 of Part A and item 4 above. An offer (the **Offer**) of the Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in Italy (the **Public Offer Jurisdiction**) during the hours in which banks are generally open for business in Italy, during the period from (and including) October 1, 2009 to (and including) October 27, 2009 (the **Offer Period**) or such earlier or later date or time as the Issuer may determine. In case of variation of the Offer Period the Manager of the Distribution Network will be previously informed by the Issuer and a notice to the public will be immediately published on the Distributors' web-sites. Notes placed through door-to-door selling pursuant to Article 30 of the Financial Services Act will be offered from (and including) October 1, 2009 to (and including) October 20, 2009. Pursuant to article 30, paragraph 6, of the Financial Services Act, the validity and enforceability of the contracts entered into through door-to-door selling is suspended for a period of seven days after the investors' signature of the same. Within such period investors may communicate their withdrawal to

the relevant Distributor without any charge or commission. Each Distributor shall provide the relevant information in this respect to the investor in accordance with the applicable law and regulations.

Notes placed through distant marketing techniques (such as on-line sales) pursuant to Article 32 of the Financial Services Act will be offered from (and including) October 1, 2009 to (and including), October 13, 2009. Pursuant to article Art. 67-duodecies of the Italian *Codice del Consumo* (the **Consumer Code**), the validity and enforceability of the contracts entered into through on-line sales is suspended for a period of 14 days after the investors' acceptance of the same. Within such period investors may communicate their withdrawal to the relevant Distributor without any charge or commission.

Each Distributor shall provide the relevant information in this respect to the investor in accordance with the applicable law and regulations.

The Notes may be offered only in accordance with applicable laws and regulations including the Legislative Decree of February 24, 1998, n. 58, as subsequently amended, (the **Financial Services Act**), its implementing CONSOB Regulation May 14, 1999, n. 11971, as amended (the **Regulation**) and, in particular, pursuant to Articles 6, 9 and 11 of the Regulation, as well as Articles 14, 17 and 18 of the Prospectus Directive and in accordance with these Final Terms.

The Offer may be made through the Distributors to any person in Italy in compliance with all relevant selling restrictions, as described in the Offering Circular.

Qualified Investors (*investitori qualificati*, as defined in Article 100 of Legislative Decree No. 58 of February 24, 1998) may be assigned only those Notes remaining after the allocation of all the Notes requested by the public in Italy during the Offer Period.

Offers of the Notes are conditional on their issue.

The Issuer reserves the right, in its absolute

		discretion – having previously informed the Manager of the Distribution Network – to cancel the Offer and the issue of the Notes at any time prior to the Issue Date. A notice will be published on the Distributors' web-sites in the event that the Offer is cancelled or the Notes are not issued pursuant to the above. For the avoidance of doubt, if any application has been made by a potential investor and the Issuer exercises such a right, each such potential investor shall not be entitled to subscribe or otherwise purchase any Notes.
(ii)	Description of the application process:	Investors may apply to subscribe for Notes during the Offer Period. The Offer Period may be discontinued at any time by the Issuer. In such a case the Manager of the Distribution Network will be previously informed by the Issuer and a notice to the public will be published on the Distributors' websites no later than two days after the discontinuance of the Offer Period. Applications for the Notes can be made in Italy during the Offer Period through the Distributors. The applications can be made in accordance with the relevant Distributor's usual procedures. Prospective investors will not be required to enter into any contractual arrangements directly with the Issuer related to the subscription for the Notes. A prospective investor should contact the relevant Distributor prior to the end of the Offer Period. A prospective investor will subscribe for Notes in accordance with the arrangements agreed with the relevant Distributor relating to the subscription of securities generally. There are no pre-identified allotment criteria. The Manager of the Placement Network will adopt allotment criteria that ensure equal treatment of prospective investors. All of the Notes requested through the Distributors during the Offer Period will be assigned up to the maximum amount of the Offer.
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of	The minimum amount of application is Euro

	application:	1,000 in nominal amount of the Notes
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	The Notes will be made available on a delivery versus payment basis. The Notes will be issued on the Issue Date against payment by the Distributors, via the Manager of the Placement Network, to the Issuer of the gross subscription moneys. Each investor will be notified by the relevant Distributor of the settlement arrangements in respect of the Notes at the time of such investor's application. The Issuer estimates that the Notes will be delivered to the purchaser's respective book-entry securities accounts on or around the Issue Date.
(vii)	Manner and date in which results of the offer are to be made public:	By means of a notice published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable.
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Applicants will be notified directly by the relevant Distributor of the success of their application. Dealings in the Notes may not commence before the Issue Date
(x)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	The Issuer is not aware of any expenses and taxes specifically charged to investors. The Manager of the Placement Network and each Distributor, in its role as intermediary, will inform its clients of any fee, charge or other information relevant for their investment decision in the Notes, in accordance with any law and regulation applicable to such intermediary's activity. For the offer price (which embeds the commissions perceived by the Manager of the Placement Network and on-paid to the Distributors), see "Issue Price" at item 5 of Part A above. For the tax regime applicable to investors in Italy, see Schedule 1 attached hereto. Taxes charged in connection with the subscription, transfer, purchase or holding of Notes must be

paid by the relevant investor and the Issuer shall not have any obligation in relation thereto. Investors should consult their professional tax advisers to determine the tax regime applicable to their particular situation.

Investors should also consult the Taxation section in the Offering Circular.

SCHEDULE 1

ITALIAN TAXATION

The statements herein regarding taxation are based on the laws in force in Italy as at the date of these Final Terms and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to subscribe for, purchase, own or dispose of Notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of the Notes are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of Notes.

Tax treatment of the Notes

Legislative Decree No. 239 of April 1, 1996, as subsequently amended, (**Decree No. 239**) provides for the applicable regime with respect to the tax treatment of interest, premium and other income (including the difference between the redemption amount and the issue price) from Notes falling within the category of bonds (*obbligazioni*) or debentures similar to bonds (*titoli similari alle obbligazioni*) issued, inter alia, by non-Italian resident issuers.

Interest, premium and other income

Where an Italian resident Noteholder is (i) an individual not engaged in an entrepreneurial activity to which the Notes are connected (unless he has opted for the application of the *risparmio gestito* regime – see "Capital Gains Tax" below), (ii) a non-commercial partnership, (iii) a non-commercial private or public institution, or (iv) an investor exempt from Italian corporate income taxation, interest, premium and other income relating to the Notes, accrued during the relevant holding period, are subject to a withholding tax, referred to as "*imposta sostitutiva*", levied at the rate of 12.50 per cent. In the event that the Noteholders described under (i) and (iii) above are engaged in an entrepreneurial activity to which the Notes are connected, the *imposta sostitutiva* applies as a provisional tax.

Where an Italian resident Noteholder is a company or similar commercial entity or a permanent establishment in Italy of a foreign company to which the Notes are effectively connected and the Notes are deposited with an authorised intermediary, interest, premium and other income from the Notes will not be subject to *imposta sostitutiva*, but must be included in the relevant Noteholder's income tax return and are therefore subject to general Italian corporate taxation ("IRES", levied at the rate of 27.5 per cent.) and, in certain circumstances, depending on the "status" of the Noteholder, also to regional tax on productive activities (**IRAP**, generally levied at the rate of 3.9 per cent, even though regional surcharges may apply).

Under the current regime provided by Law Decree No. 351 of September 25, 2001 converted into law with amendments by Law No. 410 of November 23, 2001, as clarified by the Italian Ministry of Economics and Finance through Circular No. 47/E of August 8, 2003, payments of interest in respect of the Notes made to Italian resident real estate investment funds established pursuant to Article 37 of Legislative Decree No. 58 of February 24, 1998, as amended and supplemented, and Article 14-bis of Law No. 86 of January 25, 1994 are subject neither to substitute tax nor to any other income tax in the hands of a real estate investment fund. However, Law Decree No. 112 of June 25, 2008, converted with amendments into Law No. 133 of August 6, 2008, has introduced a 1 per cent property tax applying on real estate investment funds' net value, where (i) their units are not expected to be listed on regulated markets and (ii) their equity is less than Euro 400,000,000,

if: (a) there are less than 10 unitholders, or (b) funds are reserved to institutional investors or are speculative funds and their units are held, for more than 2/3, by individuals, trusts or other entities or companies referable to individuals.

If an investor is resident in Italy and is an open-ended or closed-ended investment fund (the **Fund**) or a SICAV, and the Notes are held by an authorised intermediary, interest, premium and other income accrued during the holding period on the Notes will not be subject to *imposta sostitutiva*, but must be included in the management results of the Fund or SICAV accrued at the end of each tax period, subject to an ad-hoc substitute tax applicable at a 12.50 per cent. rate.

Where an Italian resident Noteholder is a pension fund (subject to the regime provided for by article 17 of the Legislative Decree No. 252 of December 5, 2005) and the Notes are deposited with an authorised intermediary, interest, premium and other income relating to the Notes and accrued during the holding period will not be subject to *imposta sostitutiva*, but must be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to a 11 per cent. substitute tax.

Pursuant to Decree No. 239, *imposta sostitutiva* is applied by banks, *Società di intermediazione mobiliare* ("SIMs"), fiduciary companies, *Società di gestione del risparmio* ("SGRs"), stockbrokers and other entities identified by a decree of the Ministry of Economics and Finance (each an **Intermediary**).

For the Intermediary to be entitled to apply the *imposta sostitutiva*, it must (i) be (a) resident in Italy or (b) resident outside Italy, with a permanent establishment in Italy or (c) an entity or a company not resident in Italy, acting through a system of centralised administration of securities and directly connected with the Department of Revenue of the Italian Ministry of Finance having appointed an Italian representative for the purposes of Decree 239; and (ii) intervene, in any way, in the collection of interest or in the transfer of the Notes. For the purpose of the application of the *imposta sostitutiva*, a transfer of Notes includes any assignment or other act, either with or without consideration, which results in a change of the ownership of the relevant Notes.

Where the Notes are not deposited with an Intermediary, the *imposta sostitutiva* is applied and withheld by any entity paying interest to a Noteholder.

Early Redemption

Without prejudice to the above provisions, in the event that Notes having an original maturity of at least 18 months are redeemed, in full or in part, prior to 18 months from their issue date, Italian resident Noteholders will be required to pay, by way of a withholding to be applied by the Italian intermediary responsible for payment of interest or the redemption of the Notes, an amount equal to 20 per cent. of the interest and other amounts accrued up to the time of the early redemption.

Non-Italian Resident Noteholders

No Italian *imposta sostitutiva* is applied on payments to a non-Italian resident Noteholder of interest or premium relating to the Notes provided that, if the Notes are held in Italy, the non-Italian resident Noteholder declares itself to be a non-Italian resident according to Italian tax regulations.

Capital Gains Tax

Any gain obtained from the sale, early redemption or redemption of the Notes would be treated as part of the taxable income (and, in certain circumstances, depending on the "status" of the Noteholder, also as part of the net value of production for IRAP purposes) if realised by an Italian company or a similar commercial entity (including the Italian permanent establishment of foreign

entities to which the Notes are effectively connected) or Italian resident individuals engaged in an entrepreneurial activity to which the Notes are connected.

Where an Italian resident Noteholder is an individual not holding the Notes in connection with an entrepreneurial activity, any capital gain realised by such Noteholder from the sale, early redemption or redemption of the Notes would be subject to an *imposta sostitutiva*, levied at the current rate of 12.50 per cent. Under some conditions and limitations, Noteholders may set off losses with gains. This rule applies also to certain other entities holding Notes.

In respect of the application of the *imposta sostitutiva*, taxpayers may opt for one of the three regimes described below.

Under the "tax declaration" regime (*regime della dichiarazione*), which is the default regime for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activity to which the Notes are connected, the *imposta sostitutiva* on capital gains will be chargeable, on a yearly cumulative basis, on all capital gains, net of any offsettable capital loss, realised by the Italian resident individual Noteholder holding Notes not in connection with an entrepreneurial activity pursuant to all sales, early redemption or redemptions of the Notes carried out during any given tax year. Italian resident individuals holding Notes not in connection with an entrepreneurial activity must indicate the overall capital gains realised in any tax year, net of any relevant incurred capital loss, in the annual tax return and pay *imposta sostitutiva* on such gains together with any balance of income tax due for such year. Capital losses in excess of capital gains may be carried forward against capital gains realised in any of the four succeeding tax years.

As an alternative to the tax declaration regime, Italian resident individual Noteholders holding Notes not in connection with an entrepreneurial activity may elect to pay the *imposta sostitutiva* separately on capital gains realised on each sale, early redemption or redemption of Notes (the "*risparmio amministrato*" regime provided for by Article 6 of the Legislative Decree No. 461 of November 21, 1997, as a subsequently amended, **Decree No. 461**). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with Italian banks, SIMs or certain authorised financial intermediaries; and (ii) an express valid election for the *risparmio amministrato* regime being punctually made in writing by the relevant Noteholder. The depository is responsible for accounting for *imposta sostitutiva* in respect of capital gains realised on each sale, early redemption or redemption of the Notes (as well as in respect of capital gains realised upon the revocation of its mandate), net of any incurred capital loss, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the Noteholder or using funds provided by the Noteholder for this purpose. Under the *risparmio amministrato* regime, where a sale, early redemption or redemption of the Notes results in a capital loss, such loss may be deducted from capital gains subsequently realised, within the same Notes management, in the same tax year or in any of the four succeeding tax years. Under the *risparmio amministrato* regime, a Noteholder is not required to declare the capital gains in its annual tax return.

Any capital gains realised or accrued by Italian resident individuals holding the Notes not in connection with an entrepreneurial activity who have entrusted the management of their financial assets, including the Notes, to an authorised intermediary and have validly opted for the so-called "*risparmio gestito*" regime (regime provided by Article 7 of Decree No. 461) will be included in the computation of the annual increase in value of the managed assets accrued, even if not realised, at year end, subject to a 12.50 per cent. substitute tax, to be paid by the managing authorised intermediary. Under the *risparmio gestito* regime, any depreciation of the managed assets accrued at year end may be carried forward against increase in value of the managed assets

accrued in any of the four succeeding tax years. Under the *risparmio gestito* regime, a Noteholder is not required to declare the capital gains realised in its annual tax return.

Any capital gains realised by a Noteholder which is a Fund or a SICAV will be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to the 12.50 per cent. substitute tax.

Any capital gains realised by a Noteholder which is an Italian pension fund (subject to the regime provided for by article 17 of the Legislative Decree No. 252 of December 5, 2005) will be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to the 11 per cent. substitute tax.

Non-Italian Resident Noteholders

Capital gains realised by non-Italian resident Noteholders from the sale, early redemption or redemption of Notes are not subject to Italian taxation, provided that the relevant Notes (i) are transferred on regulated markets, or (ii) if not transferred on regulated markets, are held outside Italy.

Substitution of the Issuer

If a Substitution of the Issuer takes place and the Issuer is substituted by an Italian resident entity the taxation of the Notes may become different in some aspects than that described above.

Inheritance and gift taxes

Pursuant to Law Decree No. 262 of October 3, 2006, (Decree No. 262), converted into Law No. 286 of November 24, 2006, the transfers of any valuable asset (including shares, bonds or other securities) as a result of death or donation are taxed as follows:

(i) transfers in favour of spouses and direct descendants or direct ancestors are subject to an inheritance and gift tax applied at a rate of 4 per cent. on the value of the inheritance or the gift exceeding Euro 1,000,000;

(ii) transfers in favour of relatives to the fourth degree and relatives-in-law to the third degree, are subject to an inheritance and gift tax applied at a rate of 6 per cent. on the entire value of the inheritance or the gift. Transfers in favour of brothers/sisters are subject to the 6 per cent. inheritance and gift tax on the value of the inheritance or the gift exceeding Euro 100,000; and

(iii) any other transfer is, in principle, subject to an inheritance and gift tax applied at a rate of 8 per cent. on the entire value of the inheritance or the gift.

Transfer Tax

Article 37 of Law Decree No 248 of December 31, 2007 ("**Decree No. 248**"), converted into Law No. 31 of February 28, 2008, published on the Italian Official Gazette No. 51 of February 29, 2008, has abolished the Italian transfer tax, provided for by Royal Decree No. 3278 of December 30, 1923, as amended and supplemented by the Legislative Decree No. 435 of November 21, 1997.

Following the repeal of the Italian transfer tax, as from December 31, 2007 contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at rate of EUR 168; (ii) private deeds are subject to registration tax only in case of use or voluntary registration.

EU Savings Directive

Under EC Council Directive 2003/48/EC (**EU Savings Directive**) on the taxation of savings income, Member States, including Belgium from 1 January 2010, are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

On 15 September 2008 the European Commission issued a report to the Council of the European Union on the operation of the EU Savings Directive, which included the Commission's advice on the need for changes to the Directive. On 13 November 2008 the European Commission published a more detailed proposal for amendments to the Directive, which included a number of suggested changes. The European Parliament approved an amended version of this proposal on 24 April 2009. If any of those proposed changes are made in relation to the Directive, they may amend or broaden the scope of the requirements described above.

Implementation in Italy of the EU Savings Directive

Italy has implemented the EU Savings Directive through Legislative Decree No. 84 of April 18, 2005 (**Decree No. 84**). Under Decree No. 84, subject to a number of important conditions being met, in the case of interest paid to individuals which qualify as beneficial owners of the interest payment and are resident for tax purposes in another Member State, Italian qualified paying agents shall not apply the withholding tax and shall report to the Italian Tax Authorities details of the relevant payments and personal information on the individual beneficial owner. Such information is transmitted by the Italian Tax Authorities to the competent foreign tax authorities of the State of residence of the beneficial owner.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2124A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2009 due 29 October 2039 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 27 October 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 and the supplemental Offering Circular dated October 23, 2009 relating to a recent development, which together constitute constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2124A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	29 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		29 October 2039

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	655.87 per cent. of the Aggregate Nominal Amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	6.47 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Every three (3) years, from (and including) 29 October 2010 to (and including) 29 October 2037.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Optional Redemption Date:	Redemption Price:	Optional Redemption Amount (USD):
29-Oct-2010	106.4700000%	10,647.000
29-Oct -2013	128.5017423%	12,850.174
29-Oct -2016	155.0924935%	15,509.249
29-Oct -2019	187.1856452%	18,718.565
29-Oct -2022	225.9198041%	22,591.980
29-Oct -2025	272.6691882%	27,266.919
29-Oct -2028	329.0923806%	32,909.238
29-Oct -2031	397.1911740%	39,719.117
29-Oct -2034	479.3815902%	47,938.159
29-Oct -2037	578.5795960%	57,857.960

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days (for which the Business Centres shall be London and New York) prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note USD 655,870 per Calculation Amount

25 Final Redemption Amount (Equity Linked Redemption Notes) of each Note Not Applicable

26 Final Redemption Amount (Index Linked Redemption Notes) of each Note Not Applicable

27 Early Redemption Amount

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the As set out in the Conditions

	Conditions) on *redemption* (a) *on the* occurrence of an *event of* default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes *only*) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for *Definitive Notes in* the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

37	*If non-syndicated, name and address of Dealer:*	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Applicable **Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an *Extraordinary Resolution* in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.668750 producing a sum of (for Notes not denominated in Euro):	Euro 6,687,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 850

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva),* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0459152392
(iii)	Common Code:	045915239
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch

12 General | Not Applicable